Filed Pursuant to Rule 433

Registration No. 333-180289

June 23, 2014

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012 and

Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.
Callable Step-Up Rate Notes

}	Ten-year term; callable in July of 2015, 2016 and 2017 at the Issuer’s discretion

}	Semi-annual fixed coupon payments that increase over the term of the Notes

}	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Callable Step-Up Rate Notes (each a “Note” and together the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-8 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-5 of this document and page S-3 of the accompanying prospectus supplement.

HSBC USA Inc. proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $985.00 per $1,000 in Principal Amount. HSBC USA Inc. or one of our affiliates would pay varying underwriting discounts of up to 1.50% per $1,000 in Principal Amount in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-8 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Callable Step-Up Rate Notes due March 19, 2019

This free writing prospectus relates to a single offering of Callable Step-Up Rate Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.

Issuer Rating:	A+ (S&P), A2 (Moody’s) †

Principal Amount:	$1,000 per Note.

Trade Date:	July , 2014

Pricing Date:	July , 2014

Original Issue Date:	July 11, 2014

Maturity Date:	Expected to be July 11, 2024, or if such day is not a Business Day, the next succeeding Business Day.

Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.

Coupon:	The Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date. See “Coupon” on page FWP-3 of this free writing prospectus.

Coupon Rate:	The applicable Coupon Rate specified below will be calculated on a 30/360 unadjusted basis.

From (and including)	To (but excluding)	Coupon Rate
July 11, 2014	July 11, 2015	1.00% per annum
July 11, 2015	July 11, 2016	1.50% per annum
July 11, 2016	July 11, 2017	2.00% per annum
July 11, 2017	July 11, 2024	4.55% per annum

The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.

Coupon Payment Dates:	The 11th calendar day of each January and July commencing on January 11, 2015, up to and including the Maturity Date or the relevant Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day, and no additional interest will accrue as a result of that postponement.

Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on each of the Call Payment Dates. In order to redeem the Notes, we will distribute written notice of our intent to call the Notes on or prior to the applicable Call Notice Date. If the Notes are called, you will receive the Principal Amount plus the accrued Coupons on the Notes. If the Notes are called, you will cease to be paid Coupons in respect of the Coupon Payment Dates after the relevant Call Payment Date.

Call Notice Dates:	10 Business Days prior to each Call Payment Date.

Call Payment Dates:	July 11, 2015, July 11, 2016 and July 11, 2017

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

CUSIP/ISIN:	40433BEN4/US40433BEN47

Form of Notes:	Book-Entry

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

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GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-5 of this free writing prospectus and beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

Unless the Notes are called, the Coupon will accrue at the applicable Coupon Rate. The Coupon is paid semi-annually on each Coupon Payment Date, which is expected to be the 11th calendar day of each January and July commencing on January 11, 2015, up to and including the Maturity Date or the relevant Call Payment Date, as applicable. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or a Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes –Interest and Principal Payments — Recipients of Interest Payments” on page S-11 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

}	You are willing to make an investment that may be called on July 11, 2015, July 11, 2016 or July 11, 2017. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the applicable Call Payment Date and will not receive any further Coupon payments.

}	You are willing to invest in the Notes based on the fact that your maximum potential return is the sum of the Coupons set forth above.

}	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

}	You do not seek an investment for which there will be an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

}	You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

}	You are unwilling to make an investment in Notes that we can call on July 11, 2015, July 11, 2016 or July 11, 2017, thereby potentially limiting your return on the Notes.

}	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the sum of the Coupons set forth above.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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Risk Factors

In addition to the following risks, we urge you to read the section “Risk Factors” beginning on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including Coupons and the return of principal at maturity or on a Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

The Notes May Be Called Prior to the Maturity Date.

If the Notes are called early, the holding period over which you will receive Coupon payments could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of our call right. We may or may not choose to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

The Notes Are Not Ordinary Debt Securities; the Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you should not expect to earn the higher scheduled Coupon Rates that are payable later in the term of the Notes, because the Notes are likely to be redeemed on a Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the higher Coupon Rates, which are only applicable to the later years in the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Variable Price Reoffering Risks.

HSBC proposes to offer the Notes from time to time for sale at varying prices determined at the time of each sale. Accordingly, the price that you pay for the Notes may be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the Notes (e.g., directly from HSBC or through a broker or dealer), any related transaction costs (e.g., any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

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The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

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ILLUSTRATIVE EXAMPLE

The following example is provided for illustrative purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the return on the Notes. The assumptions we have made in connection with the illustration set forth below may not reflect actual events. You should not take this example as an indication or assurance of the expected performance of the Notes.

The table below illustrates the total return on the Notes based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

}	Principal Amount:	$1,000

}	Coupon Rate:	Year 1:	1.00% per annum (30/360)

		Year 2:	1.50% per annum (30/360)

		Year 3:	2.00% per annum (30/360)

		Years 4-10:	4.55% per annum (30/360)

}	The Notes are held until maturity and are not called early.

Years	Coupon Rate (per annum)	Coupon (per annum)	Yield to Worst*
1	1.00%	$10.00	1.00%
2	1.50%	$15.00	1.24%
3	2.00%	$20.00	1.49%
4-10	4.55%	$45.50	3.51%

* “Yield to Worst” is the lower of (a) the yield calculated to the Maturity Date and (b) the yield calculated to the Call Payment Date.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at varying discounts of up to 1.50% per $1,000 in Principal Amount in connection with the distribution of the Notes. HSBC Securities (USA) Inc. may sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at varying discounts to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers at varying discounts. These discounts will not be greater than 1.50% per $1,000 in Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us and, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as indebtedness.  Depending on the issue price of the Notes, the Notes may be issued with original issue discount (“OID”).  However, if the issue price of the Notes is equal to the Principal Amount of the Notes, the Notes should not be treated as issued with OID despite the fact that the interest rate on the Notes is scheduled to periodically step-up over the term of the Notes because applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we call the Notes immediately before the increase in the interest rate on July 11, 2015, and therefore the Notes should be treated as maturing on such date for purposes of calculating OID. This assumption is made solely for purposes of determining whether the Notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the Notes at any time. If we do not call the Notes prior to the increase in the interest rate on July 11, 2015, then, solely for purposes of calculating OID, the Notes will be deemed to be reissued at their adjusted issue price on July 11, 2015. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis should apply to each subsequent interest rate step-up date.

Except to the extent of OID, if any, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include OID, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the accompanying prospectus supplement.  In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

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TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$         Callable Step-Up Rate Notes
due July 11, 2024

June 23, 2014

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-3
Investor Suitability	FWP-4
Risk Factors	FWP-5
Illustrative Example	FWP-7
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-8
U.S. Federal Income Tax Considerations	FWP-8

Prospectus Supplement
Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus
About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60